

**Jardines**

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288   Fax (852) 2845 9005
gsd@jardines.com

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

**Group Secretariat**

2nd September 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited

We enclose for your information a notification dated 2nd September 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

PROCESSED
SEP 2 0 2002
THOMSON
FINANCIAL

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| | |
|---|---|
| **Company** | Dairy Farm International Hldgs Ld |
| **TIDM** | DFI |
| **Headline** | Purchase of Own Securities |
| **Released** | 11:01 2 Sep 2002 |
| **Number** | 6222A |

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

## DAIRY FARM INTERNATIONAL HOLDINGS LIMITED ("DFIH")

## SHARE REPURCHASE

Please be advised of the following repurchase by DFIH of its ordinary shares in the market:-

| | |
|---|---|
| Date of repurchase | : 2nd September 2002 |
| Total number of shares repurchased | : 43,200 shares |
| Highest price paid per share | : US$0.84 |
| Lowest price paid per share | : US$0.82 |

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

2nd September 2002

www.dairyfarmgroup.com

END

